ProLogis
4545 Airport Way
Denver, CO 80239
April 9, 2008
VIA EDGAR
Daniel L. Gordon
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	ProLogis
Form 10-K for the year ended December 31, 2007
Filed February 28, 2008
Form 10-K/A for the year ended December 31, 2007
Filed March 17, 2008
Definitive Proxy Statement on Schedule 14A
Filed March 25, 2008
File No. 1-12846
Dear Mr. Gordon:
     We are writing in response to your letter dated March 27, 2008, setting forth the comments of the staff of the Division of Corporation Finance (the “Staff”) on ProLogis’s (the “Company”) (a) Form 10-K for the year ended December 31, 2007 filed with the Securities and Exchange Commission (the “SEC”) on February 28, 2008, (b) Form 10-K/A for the year ended December 31, 2007 filed with the SEC on March 17, 2008 (such 10-K/A, together with the original 10-K, the “10-K”), and (c) Definitive Proxy Statement on Schedule 14A filed with the SEC on March 25, 2008. We have carefully considered the Staff’s comments and our responses are set forth below. To facilitate the Staff’s review, we have keyed our responses to the headings and numbered comments used in the Staff’s comment letter, which we have reproduced in italicized text.
Form 10-K for the year ended December 31, 2007

Item 2. Properties, page 22
1. We note your description of properties beginning on page 22 and the discussion of the leases expiring in 2008 on page 17. Please revise your disclosure in future filings to provide a schedule of lease expirations for each of the next ten years, including (i) the number of tenants whose leases will expire, (ii) the total area in square feet covered by such leases, (iii) the annual rental represented by such leases and (iv) the percentage of gross annual rental represented by such leases.
     We will include the additional information on lease expirations, most of which we currently disclose in our consolidated financial statements and our quarterly supplemental package, in Item 2 of our 10-K in future filings.
Results of Operations, page 37
Same Store Analysis, page 38
2. We note your disclosure regarding same store results for the past three years. The percentage changes you disclose are derived from non-GAAP amounts that you have not provided. Please revise future filings to conform to Item 10(e) of Regulation S-K or tell us why this is not necessary. We believe it is useful to an investor to include the amounts and not just the percentage changes from year to year. In addition, you are required by 10(e) to reconcile the same store net operating income to consolidated operating income if this measure is being used as a performance measure. Please provide us with an example of your disclosures that you will provide in future filings.
     We understand and appreciate the Staff’s comment with respect to this item. We would like to request additional time to respond to this comment in order to evaluate whether we will continue to report this operating metric and, if we believe that such continued disclosure is useful to investors, then to assess what additional disclosure we will provide in future filings.
Liquidity and Capital Resources, page 46
Contractual Obligations, page 52
3. You disclose that you have advanced $115.8 million to two of your CDFS joint ventures to fund development activities and one of the joint ventures may borrow an additional £7.5 million (or $15.1 million). You also disclose in Note 17 — Commitments and Contingencies on page 108 that you have made debt guarantees to certain of your unconsolidated investees that totaled $28.3 million. Please provide us with your analysis of these entities under paragraph 5 of FIN 46(R); additionally, if these entities are deemed to be variable interest entities, please provide us with your primary beneficiary analyses.

     We have addressed your comment with three separate responses: 1) the advances of $24.0 million to Szitic Commercial Property (“Szitic”), 2) the advances of $91.8 million to Parkridge Holdings Limited (“Parkridge”), which total the $115.8 million of advances, and 3) the $28.3 million of debt guarantees, which we disclose in Note 17 to our consolidated financial statements.
     1) Szitic — Previously, in our response letter to the Staff dated June 29, 2007, we provided the following information related to our FIN 46(R) analysis of Szitic to which the Staff did not object:
     We own a 60% interest in Shenzhen Yuan Sheng Li Investment Co., Ltd (“YSL”), that we consolidate, and YSL owns a 50% investment in Szitic Commercial Property (“Szitic”). We evaluated our interest in Szitic to determine if any of the conditions of paragraph 5 of FIN 46(R) were present, and if Szitic was a variable interest entity. Based on our evaluation of the paragraph 5 conditions, which included quantitative and qualitative measures, we determined that Szitic’s total equity investment at risk was not sufficient to permit the entity to finance its activities without additional financial support, specifically financial guarantees or equity investment. As such, we concluded that Szitic was a variable interest entity.
     As a result of our conclusion above, we performed an analysis to assess the primary beneficiary and concluded that one of the three Szitic joint venture partners, Shenzhen International Trust & Investment Co. (“Shenzhen International”) who owns approximately 45% and is not related to the Company, is exposed to the majority of the expected losses and expected residual returns of this entity through the following activities (all amounts were as of November 30, 2006):
•	Shenzhen International has issued all outstanding debt guarantees of approximately $250 million.
•	Shenzhen International receives debt guarantee fees based on the level of outstanding guarantees.
•	Shenzhen International advanced loans to Szitic (approximately $6 million) and these loans expose them to additional risk of loss and they receive interest on these outstanding loans.
•	Szitic has loaned approximately $23 million to Shenzhen International and $5 million to entities controlled by Shenzhen International.
     As Shenzhen International is subject to the majority of the expected losses and expected residual returns of the variable interest entity, we concluded that Shenzhen International is the primary beneficiary of the variable interest entity.
     There have been no triggering events that would cause us to reevaluate the accounting treatment for this entity, and therefore, the above analysis and conclusions were unchanged for the year ended December 31, 2007.

     2) Parkridge- We own a 25% interest in Parkridge that we acquired in February 2007 for an investment of £71.3 million, as discussed in Note 3 to our consolidated financial statements. We evaluated our interest in Parkridge to determine if any of the conditions of paragraph 5 of FIN 46(R) were present, and if Parkridge was a variable interest entity. Based on our evaluation of the conditions in paragraph 5, which included quantitative and qualitative measures, we determined that the shareholders’ obligations to absorb the expected losses of Parkridge were not in proportion to their ownership interests. This determination was made, in part, because of a provision in the Shareholder’s Agreement, relating to our Parkridge investment, that enables us to recoup our initial investment of £71.3 million in connection with the sale of our investment to the other shareholders at the greater of net asset value or our initial investment, or on the seventh anniversary of the Shareholder’s Agreement through a liquidation, merger or certain other transactions, before the other shareholders receive any return. As such, we concluded that Parkridge was a variable interest entity.
     As a result of our conclusion that Parkridge is a variable interest entity, we performed an analysis to assess the primary beneficiary, which included the advance we had made to Parkridge, and concluded that the remaining Parkridge shareholders are exposed to the majority of the expected losses due to the exit provision discussed above. Based on this conclusion, we have determined that we are not the primary beneficiary and therefore, we account for our investment in Parkridge using the equity method of accounting.
     3) $28.3 million of debt guarantees, which we disclose in Note 17 to our consolidated financial statements- These primarily represent debt guarantees provided to three separate entities that are developing real estate and in which we own a 50% investment with one other partner. In each case, our partner in the venture has provided a guarantee for the same amount as the guarantee we have provided. We have evaluated these entities under FIN 46(R) and have concluded that they are not variable interest entities as they do not meet the conditions of paragraph 5.
Notes to Consolidated Financial Statements, page 67
Note 4 — Unconsolidated investees, page 76
4. You disclose that on August 27, 2007, Citigroup converted $546.2 million of a convertible loan into equity of a newly formed property fund that owns all of the real estate assets and debt obligations that were acquired or issued in connection with the MPR acquisition. Upon conversion, you recognized net gains of $68.6 million, including $16.6 million of previously deferred gains from the initial contribution of the assets to ProLogis North American Properties Fund V. Please tell us your basis for recognizing the $68.6 million, including your basis for recognizing the $16.6 million in light of your continuing ownership interest in ProLogis North American Industrial Fund II.

     In August 2007, upon the conversion of debt by Citigroup, we accounted for the issuance of the equity in the newly formed property fund as the sale of real estate under FAS 66, as we believe the substance of the transaction was essentially the sale of real estate. This is consistent with the consensus reached by the Emerging Issues Task Force in EITF 98-8, that the sale or transfer of an investment in the form of a financial asset that is in substance real estate should be accounted for in accordance with FAS 66. The total gain we realized on the sale transaction was due to the excess sales price we received over the cost of our earlier acquisitions. Due to ProLogis’ continuing ownership in the fund, we deferred a portion of the income to be recognized upon sale as an adjustment to our investment basis in accordance with our accounting policy for the partial sale of real estate as supported by Paragraph 33 of FAS 66, which states, “A sale is a partial sale if the seller retains an equity interest in the property or has an equity interest in the buyer. Profit is recognized as the difference between the sales value and the proportionate cost of the partial interest sold at date of sale.” Therefore, the gain we recognized represented only the third party ownership interest in the fund of 63.12% and amounted to $52.0 million.
     Consistent with the partial sales accounting discussed above, when we originally contributed these properties to the previous property fund (during the period from 2002 through 2006), we deferred a portion of the gains representing our continuing ownership in the properties through our investment in the fund. Upon the sale of these assets to Citigroup, which occurred at the time Citigroup converted their debt into equity, we recognized additional income of $16.6 million that represented the amount of the original deferred gain that was now sold to a third party. The total deferred gain was $26.3 million and we recognized 63.12%, representing Citigroup’s ownership percentage at the date of conversion.
Form 10-K/A for the year ended December 31, 2007
5. Please tell us why you amended your fiscal year 2007 Form 10-K to include audited financial statements for ProLogis North American Industrial Fund, LP.
     The Company included such financial statements in our 10-K because ProLogis North American Industrial Fund, LP (“NAIF”) met the definition of a significant subsidiary, as provided in Rule 1-02(w) of Regulation S-X, at the 20% threshold, based on our understanding of the Staff’s position regarding the inclusion of the gains we recognized in 2007 from the contribution of real estate properties to NAIF as outlined in Topic: Applying Rule 3-09 of Regulation S-X to an Equity Method Investee in the Real Estate Industry, as discussed in the SEC Regulations Committee July 10, 2007 - Joint Meeting with SEC Staff SEC Offices — Washington DC. NAIF would not have qualified as a significant subsidiary without the inclusion in the significant subsidiary calculation of such gains.

Definitive Proxy Statement on Schedule 14A
6. We note your description of the contingent performance shares and, that based upon the company’s performance, as compared to the performance of the named companies, the executive officer and key employee may earn from zero to 200% of the targeted award. Please revise your disclosure in future filings to provide the targeted award for each executive officer and disclose the level of performance required for an executive officer to earn various percentages of the targeted award. For example, as appropriate, please include the level of performance that would result in zero award, 100% of the targeted award and 200% of the targeted award.
     The target for contingent performance shares is the number of contingent performance shares awarded on the grant date of the award, which is disclosed for each named executive officer in the Grants of Plan-Based Awards for Fiscal Year 2007 table in our proxy statement. The Company will clarify this in future filings and disclose the level of performance required for an executive officer to earn various percentages of the targeted award.
7. We note the listed individual performance factors reviewed and assessed by the compensation committee for all executive officers. Please revise to more specifically describe the elements or individual performance and/or contribution taken into account for each executive officer.
     In future filings the Company will more specifically describe, to the extent applicable, the material elements of individual performance and/or contribution taken into account for each executive officer. In 2007, as the Company’s compensation policies and decisions were materially similar for all named executive officers (except, as described in the Company’s proxy statement, for certain contractual provisions and the CEO’s recommendations on compensation for executives other than himself), the Company did not, in accordance with the last paragraph of Section II.B.1 of Securities Act release No. 8732A, discuss such policies and decisions separately for each named executive officer.

* * * * *
     The Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filings; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
     Please contact the undersigned at (303) 567-5344 if you have any questions or require additional information.

Sincerely,
/s/ William E. Sullivan
William E. Sullivan
Chief Financial Officer